Sierra Wireless Reports First Quarter Results

•	Revenue of $142.8 million compared to $150.4 million in Q1 2015

•	Non-GAAP earnings from operations of $3.6 million compared to $8.8 million in Q1 2015

•	Adjusted EBITDA of $6.7 million compared to $11.3 million in Q1 2015

•	Non-GAAP net earnings of $2.6 million and diluted EPS of $0.08

VANCOUVER, BRITISH COLUMBIA - May 5, 2016 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its first quarter ending March 31, 2016. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“Revenue and non-GAAP earnings in the first quarter were slightly better than expected, and we continue to expect our business to gain strength over the course of the year as new customer programs move into production and we introduce new leading-edge IoT products and solutions,” said Jason Cohenour, President and CEO.

Revenue for the first quarter of 2016 was $142.8 million, a decrease of 5.1% compared to $150.4 million in the first quarter of 2015. Revenue from OEM Solutions was $120.9 million in the first quarter of 2016, down 9.1% compared to $133.0 million in the first quarter of 2015. Revenue from Enterprise Solutions was $15.0 million in the first quarter of 2016, up 9.0% compared to $13.8 million in the first quarter of 2015. Revenue from Cloud and Connectivity Services was $6.9 million in the first quarter of 2016, up 92.0% compared to $3.6 million in the first quarter of 2015. Our gross margin in the first quarter of 2016 was 32.8%, compared to 32.5% in the same period of 2015. During the quarter, we received $2.3 million from a legal settlement with a supplier related to a quality issue with a component used in some of our gateway products. The settlement resulted in favorable impacts of $1.9 million in cost of goods sold and $0.4 million in administration expense.

GAAP RESULTS

•	Gross margin was $46.8 million, or 32.8% of revenue, in the first quarter of 2016, compared to $48.8 million, or 32.5% of revenue, in the first quarter of 2015.

•
Operating expenses were $48.1 million and loss from operations was $1.3 million in the first quarter of 2016, compared to operating expenses of $46.4 million and earnings from operations of $2.5 million in the first quarter of 2015.

•	Net earnings were $0.7 million, or $0.02 per diluted share, in the first quarter of 2016, compared to a net loss of $9.7 million, or $0.30 per diluted share, in the first quarter of 2015.

NON-GAAP RESULTS

•	Gross margin was 32.9% in the first quarter of 2016, compared to 32.6% in the first quarter of 2015.

•
Operating expenses were $43.3 million and earnings from operations were $3.6 million in the first quarter of 2016, compared to operating expenses of $40.2 million and earnings from operations of $8.8 million in the first quarter of 2015.

•
Net earnings were $2.6 million, or $0.08 per diluted share, in the first quarter of 2016, compared to net earnings of $7.2 million, or $0.22 per diluted share, in the first quarter of 2015. The non-GAAP tax rate in the first quarter of 2016 was 28.5%.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $6.7 million in the first quarter of 2016, compared to $11.3 million in the first quarter of 2015.

•
Excluding the previously mentioned recovery of $2.3 million in the quarter, gross margin was 31.5%; operating expenses were $43.7 million; adjusted EBITDA was $4.4 million; earnings from operations were $1.3 million; and EPS was $0.03 per share.

Cash and cash equivalents at the end of the first quarter of 2016 were $86.1 million, representing a decrease of $7.8 million compared to the end of the fourth quarter of 2015. Cash generated from operations during the first quarter was $7.6 million.

During the quarter, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid and utilized $6.1 million to repurchase and cancel 549,583 shares. We also used $4.2 million to purchase shares for our Restricted Share Unit long term incentive plan.

We disclose non-GAAP financial measures as we believe they provide useful information on actual operating performance and assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, acquisition-related costs, restructuring costs, integration costs, acquisition amortization, impairment, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments.

Adjusted EBITDA as defined equates to earnings (loss) from operations plus stock-based compensation expense and related social taxes, acquisition-related costs, restructuring costs, integration costs, impairment, and amortization. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

Financial Guidance
For the second quarter of 2016, we expect revenue to be in the range of $150 million to $160 million and non-GAAP earnings per share to be in the range of $0.09 to $0.17. For the full year 2016 we expect revenue to be in the range of $630 million to $670 million and non-GAAP earnings per share to be in the range of $0.60 to $0.90, which remains unchanged from the guidance that we provided on February 4, 2016.

This non-GAAP guidance for 2016 reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Conference call and webcast details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, May 5, 2016, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 56542837

To access the webcast, please follow the link below:
Sierra Wireless Q1 2016 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://event.on24.com/r.htm?e=1141075&s=1&k=F64A6FBDBC6CBD6D1B0FB86BC2506719
The webcast will remain available at the above link for one year following the call.

Investor and Media Contact:
David Climie
Vice President, Investor Relations
+1 (604) 231-1137
dclimie@sierrawireless.com

Investor Contact:
David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the second quarter of 2016 and our fiscal year 2016, our business outlook for the short and longer term, statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of goods sold;

•	expected component supply constraints;

•	our ability to "win" new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

•	expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:

•	competition from new or established service providers or from those with greater resources;

•	our financial results are subject to fluctuation;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	the loss of any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	we may be found to infringe on intellectual property rights of others;

•	we may not be able to obtain necessary rights to use software or components supplied by third parties;

•	we may be unable to enforce our intellectual property rights;

•	difficult or uncertain global economic conditions;

•	our ability to attract or retain key personnel;

•	we may experience difficulty responding to changing technology, industry standards and customer requirements;

•	unanticipated costs associated with litigation or settlements;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;

•	our dependence on a limited number of third party manufacturers;

•	our reliance on single source suppliers for certain components used in our products;

•	our dependence on wireless network carriers to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	we are subject to governmental regulation;

•	the transmission, use and disclosure of user data and personal information could give rise to liability or additional costs; and

•	we have operations outside of North America and therefore are subject to risks inherent in foreign jurisdictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended March 31,
	2016	2015
Revenue	$142,797	$150,406
Cost of goods sold	95,982	101,570
Gross margin	46,815	48,836

Expenses
Sales and marketing	15,629	13,145
Research and development	18,778	19,092
Administration	9,527	10,420
Acquisition-related and integration	374	1,103
Amortization	3,762	2,602
	48,070	46,362
Earnings (loss) from operations	(1,255)	2,474
Foreign exchange gain (loss)	2,292	(11,893)
Other income	26	105
Earnings (loss) before income taxes	1,063	(9,314)
Income tax expense	345	339
Net earnings (loss)	$718	$(9,653)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	5,132	(3,518)
Comprehensive earnings (loss)	$5,850	$(13,171)

Net earnings (loss) per share (in dollars)
Basic	0.02	(0.30)
Diluted	0.02	(0.30)
Weighted average number of shares outstanding (in thousands)
Basic	32,156	31,983
Diluted	32,500	31,983

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	March 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$86,120	$93,936
Accounts receivable, net of allowance for doubtful accounts of $2,129 (December 31, 2015 - $2,088)	118,357	116,246
Inventories	26,529	32,829
Prepaids and other	12,856	14,179
	243,862	257,190
Property and equipment	29,746	28,947
Intangible assets	84,363	84,250
Goodwill	160,998	156,488
Deferred income taxes	15,118	14,865
Other assets	5,351	4,592
	$539,438	$546,332

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$122,732	$128,537
Deferred revenue and credits	3,127	3,479
	125,859	132,016
Long-term obligations	45,440	44,353
Deferred income taxes	12,140	11,667
	183,439	188,036
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 31,906,036 shares (December 31, 2015 - 32,337,201 shares)	342,444	346,453
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost: 393,110 shares (December 31, 2015 – 240,613 shares)	(5,671)	(4,017)
Additional paid-in capital	21,759	23,998
Retained earnings (deficit)	313	(160)
Accumulated other comprehensive loss	(2,846)	(7,978)
	355,999	358,296
	$539,438	$546,332

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended March 31,
	2016	2015
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$718	$(9,653)
Items not requiring (providing) cash
Amortization	5,568	5,131
Stock-based compensation	2,035	2,297
Other	4	6,190
Changes in non-cash working capital
Accounts receivable	(434)	(22,277)
Inventories	7,080	(2,594)
Prepaid expenses and other	771	1,641
Accounts payable and accrued liabilities	(7,868)	(3,143)
Deferred revenue and credits	(274)	458
Cash flows provided by (used in) operating activities	7,600	(21,950)
Investing activities
Additions to property and equipment	(2,843)	(1,911)
Proceeds from sale of property and equipment	3	—
Increase in intangible assets	(295)	(233)
Acquisition of Wireless Maingate AB, net of cash acquired	—	(88,449)
Cash flows used in investing activities	(3,135)	(90,593)
Financing activities
Issuance of common shares	528	2,145
Repurchase of common shares for cancellation	(6,144)	—
Purchase of treasury shares for RSU distribution	(4,214)	(797)
Taxes paid related to net settlement of equity awards	(352)	(1,742)
Excess tax benefits from equity awards	—	1,670
Decrease in other long-term obligations	(63)	(74)
Cash flows provided by (used in) financing activities	(10,245)	1,202
Effect of foreign exchange rate changes on cash and cash equivalents	(2,036)	3,834
Cash and cash equivalents, decrease in the period	(7,816)	(107,507)
Cash and cash equivalents, beginning of period	93,936	207,062
Cash and cash equivalents, end of period	$86,120	$99,555

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

	2016	2015
(in thousands of U.S. dollars, except where otherwise stated)	Q1	Q4	Q3	Q2	Q1

Gross margin - GAAP	$46,815	$45,063	$49,009	$50,947	$48,836
Stock-based compensation and related social taxes	106	106	146	147	248
Gross margin - Non-GAAP	$46,921	$45,169	$49,155	$51,094	$49,084

Earnings (loss) from operations - GAAP	$(1,255)	$(674)	$4,202	$4,112	$2,474
Stock-based compensation and related social taxes	1,993	1,670	2,557	2,858	2,600
Acquisition-related and integration	374	(616)	443	1,015	1,103
Restructuring	—	201	39	711	—
Acquisition related amortization	2,530	2,734	2,234	2,029	2,669
Earnings from operations - Non-GAAP	$3,642	$3,315	$9,475	$10,725	$8,846
Amortization (excluding acquisition related amortization)	3,038	3,030	2,635	2,423	2,462
Adjusted EBITDA	$6,680	$6,345	$12,110	$13,148	$11,308

Net earnings (loss) - GAAP	$718	$(383)	$3,286	$4,076	$(9,653)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration, and acquisition related amortization, net of tax	4,893	4,016	5,232	6,443	6,372
Unrealized foreign exchange loss (gain)	(2,292)	1,393	(51)	(1,581)	11,835
Income tax adjustments	(698)	(2,490)	(1,048)	(301)	(1,372)
Net earnings - Non-GAAP	$2,621	$2,536	$7,419	$8,637	$7,182

Diluted earnings (loss) per share
GAAP - (in dollars)	$0.02	$(0.01)	$0.10	$0.12	$(0.30)
Non-GAAP - (in dollars)	$0.08	$0.08	$0.23	$0.26	$0.22

Q1 2016 RECONCILIATION OF GAAP AND NON-GAAP RESULTS

		Acquisition Related Amortization	Acquisition-related & Integration	Stock-based Compensation & Related Social Taxes	Foreign Exchange Gain	Tax Adjustments
(In thousands of U.S. dollars, except where otherwise stated)	GAAP						Non GAAP
	Q1 2016						Q1 2016

Revenue	142,797						142,797
Cost of goods sold	95,982			106			95,876
Gross margin	46,815	—	—	(106)	—	—	46,921
GM%	32.8%						32.9%

Sales and marketing	15,629			403			15,226
Research and development	18,778	113		358			18,307
Administration	9,527			1,126			8,401
Acquisition-related and integration	374		374				—
Amortization	3,762	2,417					1,345
Total operating expenses	48,070	2,530	374	1,887	—	—	43,279

Earnings (loss) from operations	(1,255)	(2,530)	(374)	(1,993)	—	—	3,642

Foreign exchange gain	2,292				2,292		—
Other income	26						26
Total other income	2,318	—	—	—	2,292	—	26

Earnings before income taxes	1,063	(2,530)	(374)	(1,993)	2,292	—	3,668

Income tax expense	345		(4)			(698)	1,047

Net earnings	718	(2,530)	(370)	(1,993)	2,292	698	2,621

Diluted earnings per share	0.02						0.08

Weighted average diluted shares	32,500						32,500

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2016	2015
	Q1	Total	Q4	Q3	Q2	Q1

OEM Solutions
Revenue	$120,874	$523,366	$121,540	$130,653	$138,133	$133,040
Gross margin
- GAAP	$34,290	$151,807	$33,416	$37,440	$40,990	$39,961
- Non-GAAP	$34,380	$152,368	$33,506	$37,563	$41,119	$40,180
Gross margin %
- GAAP	28.4%	29.0%	27.5%	28.7%	29.7%	30.0%
- Non-GAAP	28.4%	29.1%	27.6%	28.8%	29.8%	30.2%

Enterprise Solutions
Revenue	$14,995	$63,072	$16,506	$17,734	$15,074	$13,758
Gross margin (1)
- GAAP	$9,752	$33,127	$8,837	$8,911	$7,917	$7,462
- Non-GAAP	$9,763	$33,192	$8,848	$8,928	$7,930	$7,486
Gross margin % (1)
- GAAP	65.0%	52.5%	53.5%	50.2%	52.5%	54.2%
- Non-GAAP	65.1%	52.6%	53.6%	50.3%	52.6%	54.4%

Cloud and Connectivity Services
Revenue	$6,928	$21,360	$6,800	$6,194	$4,758	$3,608
Gross margin
- GAAP	$2,773	$8,921	$2,810	$2,658	$2,040	$1,413
- Non-GAAP	$2,778	$8,942	$2,815	$2,664	$2,045	$1,418
Gross margin %
- GAAP	40.0%	41.8%	41.3%	42.9%	42.9%	39.2%
- Non-GAAP	40.1%	41.9%	41.4%	43.0%	43.0%	39.3%

(1) Q1 2016 Enterprise Solutions results include a $1.9 million recovery from a legal settlement with a supplier related to a quality issue with a component used in some of our gateway products. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 52.4% and 52.5%, respectively.